UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Rule 13d-102)

(Amendment No.     )

BODY CENTRAL CORP.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

09689U102

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons PineBridge Investments LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,497,413

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,497,413

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,497,413

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 16.2*

12.	Type of Reporting Person IA

1.	Names of Reporting Persons PineBridge Vantage Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,949,904

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,949,904

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,949,904

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 12.7*

12.	Type of Reporting Person PN

1.	Names of Reporting Persons PineBridge PEP III Direct, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 48,027

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 48,027

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,027

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.3*

12.	Type of Reporting Person PN

1.	Names of Reporting Persons PineBridge PEP IV Co-Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 384,217

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 384,217

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,217

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 2.5*

12.	Type of Reporting Person PN

1.	Names of Reporting Persons American International Group, Inc. Retirement Plan Master Trust

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 115,265

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 115,265

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,265

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 0.7*

12.	Type of Reporting Person EP

1.	Names of Reporting Persons Scott Gallin**

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,497,413

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,497,413

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,497,413

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 16.2*

12.	Type of Reporting Person IN

* The percentage of class is calculated based on the number of outstanding shares of common stock as of November 19, 2010 as reported in the Issuer’s latest quarterly report on Form 10-Q, 15,405,677 shares.

** Mr. Gallin disclaims any beneficial ownership of the shares.

Item 1(a).	Name of Issuer: Body Central Corp.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 6225 Powers Avenue Jacksonville, FL 32217

Item 2(a).

Name of Persons Filing:
This statement is being filed by the following persons with respect to the shares of common stock (“Common Stock”) of the Issuer directly owned by PineBridge Vantage Partners, L.P. (“PineBridge Vantage”), PineBridge PEP III Direct, L.P. (“PineBridge PEP III”), PineBridge PEP IV Co-Investment, L.P. (“PineBridge PEP IV”), American International Group, Inc. Retirement Plan Master Trust (“AIG Trust” and together with PineBridge Vantage, PineBridge PEP III and PineBridge IV, the “Funds”):

(i) PineBridge Investments LLC (“PineBridge Investments”), a Delaware limited liability company and investment manager of each of the Funds;

(ii) PineBridge Vantage, a Delaware limited partnership;

(iii) PineBridge PEP III, a Delaware limited partnership;

(iv) PineBridge PEP IV, a Delaware limited partnership;

(v) AIG Trust, a trust formed under the laws of the Commonwealth of Massachusetts; and

(vi) Scott Gallin, a managing director of PineBridge Investments.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 399 Park Avenue, 4th Floor New York, NY 10022
Item 2(c).	Citizenship: PineBridge Investments — Delaware PineBridge Vantage — Delaware PineBridge PEP III — Delaware PineBridge PEP IV— Delaware AIG Trust — Massachusetts Scott Gallin — United States
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share
Item 2(e).	CUSIP Number: 09689U102

Item 3.	Not applicable.

Item 4.	Ownership.
For PineBridge Investments:
	(a)	Amount beneficially owned: 2,497,413 shares of Common Stock
	(b)	Percent of class: 16.2%
	(c)	Number of shares as to which such person has:
		(i)	Shared power to vote or to direct the vote: 0
		(ii)	Sole power to vote or to direct the vote: 2,497,413
		(iii)	Shared power to dispose or to direct the disposition of: 0
		(iv)	Sole power to dispose or to direct the disposition of: 2,497,413

For PineBridge Vantage:
	(a)	Amount beneficially owned: 1,949,904 shares of Common Stock
	(b)	Percent of class: 12.7%
	(c)	Number of shares as to which such person has:
		(i)	Shared power to vote or to direct the vote: 0
		(ii)	Sole power to vote or to direct the vote: 1,949,904
		(iii)	Shared power to dispose or to direct the disposition of: 0
		(iv)	Sole power to dispose or to direct the disposition of: 1,949,904

For PineBridge PEP III:
(a)	Amount beneficially owned: 48,027 shares of Common Stock
(b)	Percent of class: 0.3%
(c)	Number of shares as to which such person has:
	(i)	Shared power to vote or to direct the vote: 0
	(ii)	Sole power to vote or to direct the vote: 48,027
	(iii)	Shared power to dispose or to direct the disposition of: 0
	(iv)	Sole power to dispose or to direct the disposition of: 48,027

For PineBridge PEP IV:
(a)	Amount beneficially owned: 384,217 shares of Common Stock
(b)	Percent of class: 2.5%
(c)	Number of shares as to which such person has:
	(i)	Shared power to vote or to direct the vote: 0
	(ii)	Sole power to vote or to direct the vote: 384,217
	(iii)	Shared power to dispose or to direct the disposition of: 0
	(iv)	Sole power to dispose or to direct the disposition of: 384,217

For AIG Trust:
(a)	Amount beneficially owned: 115,265 shares of Common Stock
(b)	Percent of class: 0.7%
(c)	Number of shares as to which such person has:
	(i)	Shared power to vote or to direct the vote: 0
	(ii)	Sole power to vote or to direct the vote: 115,265
	(iii)	Shared power to dispose or to direct the disposition of: 0
	(iv)	Sole power to dispose or to direct the disposition of: 115,265

For Mr. Gallin:
(a)	Amount beneficially owned: 2,497,413 shares of Common Stock *
(b)	Percent of class: 16.2%
(c)	Number of shares as to which such person has:
	(i)	Shared power to vote or to direct the vote: 2,497,413
	(ii)	Sole power to vote or to direct the vote: 0
	(iii)	Shared power to dispose or to direct the disposition of: 2,497,413
	(iv)	Sole power to dispose or to direct the disposition of: 0

* Mr. Gallin disclaims any beneficial ownership of the shares.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

PineBridge Investments serves as the investment advisor to each of the Funds and beneficially owns 2,497,413 shares of Common Stock directly owned by the Funds. As a managing director of PineBridge Investments, Mr. Gallin may be deemed to beneficially own 2,497,413 shares of Common Stock. Neither filing of Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Gallin is the beneficial owner of the 2,497,413 shares and such beneficial ownership is expressly disclaimed. Each of the Funds disclaims beneficial ownership of the shares held by the other Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit B attached hereto.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

PineBridge Investments LLC
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge Vantage Partners, L.P.
By:	PineBridge Vantage Partners GP, L.P.,
its General Partner
By:	PineBridge Vantage Partners, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP III Direct, L.P.
By:	PineBridge PEP III Direct GP, L.P.,
its General Partner
By:	PineBridge PEP III Direct, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP IV Co-Investment, L.P.
By:	PineBridge PEP IV Co-Investment GP, L.P.,
its General Partner
By:	PineBridge PEP IV Co-Investment GP, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

American International Group, Inc. Retirement
Plan Master Trust
By:	PineBridge Investments LLC,
the duly authorized investment advisor to the
American International Group, Inc.
Retirement Plan Master Trust
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

/s/ Scott Gallin
Scott Gallin

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement

Exhibit B.	Members of Group

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.

PineBridge Investments LLC
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge Vantage Partners, L.P.
By:	PineBridge Vantage Partners GP, L.P.,
its General Partner
By:	PineBridge Vantage Partners, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP III Direct, L.P.
By:	PineBridge PEP III Direct GP, L.P.,
its General Partner
By:	PineBridge PEP III Direct, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP IV Co-Investment, L.P.
By:	PineBridge PEP IV Co-Investment GP, L.P.,
its General Partner
By:	PineBridge PEP IV Co-Investment GP, LLC,
its General Partner
By:	PineBridge Investments LLC,
its Managing Member

By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

American International Group, Inc. Retirement
Plan Master Trust
By:	PineBridge Investments LLC,
the duly authorized investment advisor to the
American International Group, Inc.
Retirement Plan Master Trust
By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

/s/ Scott Gallin
Scott Gallin

Exhibit B

MEMBERS OF GROUP

PineBridge Investments LLC

PineBridge Vantage Partners, L.P.

PineBridge PEP III Direct, L.P.

PineBridge PEP IV Co-Investment, L.P.

American International Group, Inc. Retirement Plan Master Trust

Scott Gallin